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Joseph F. Daniels Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4044 212.407.4000 646.417.7418
jdaniels@loeb.com

September 18, 2012

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:
Price Range Information Submitted by Amira Nature Foods Ltd.
Registration Statement on Form F-1
File No. 333-183612

Dear Mr. Schwall:

        In connection with the filing with the Registration Statement on Form F-1, as amended to date (File No. 333-183612) (the "Registration Statement"), of Amira Nature Foods Ltd, a British Virgin Islands company (the "Company"), and further to our letter dated June 18, 2012 to the staff (the "Staff") of the Securities and Commission (the "Commission"), enclosed please find 23 excerpted pages from the Registration Statement updated to reflect the Company's currently anticipated price range in connection with its initial public offering, and related information regarding the proposed terms of the offering and corporate reorganization (the "Price Range Information"). Such information is being provided to assist the Staff's review of the Registration Statement and has not yet been included in the Registration Statement.

        Should you have any questions concerning any of the foregoing, please feel free to contact me at 212-407-4044 or jdaniels@loeb.com.

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing    www.loeb.com
 A limited liability partnership including professional corporations

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy in any state in which an offer, solicitation, or sale is not permitted.

Subject to completion, dated September 20, 2012

8,928,572 Ordinary Shares

AMIRA NATURE FOODS LTD

        This is the initial public offering of our ordinary shares. We are selling 8,928,572 ordinary shares. We currently expect the initial public offering price to be between $12.00 and $16.00 per ordinary share. We have applied to list our ordinary shares on the New York Stock Exchange under the symbol "ANFI."

        We are an "emerging growth company" under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements.

        Investing in our ordinary shares involves a high degree of risk. You should read carefully the "Risk Factors" beginning on page 12 of this prospectus before investing in our ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

        The underwriters have an option exercisable within 30 days from the date of this prospectus to purchase up to 1,339,286 of additional ordinary shares from us at the public offering price, less the underwriting discount, solely to cover over-allotments.

UBS Investment Bank	Deutsche Bank Securities

Jefferies
KeyBanc Capital Markets

        The underwriters expect to deliver the ordinary shares against payment in U.S. dollars in New York, New York on or about                        , 2012.

The date of this prospectus is                                    , 2012

  •
  Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade.  According to Planet Retail, there is significant growth potential for modern retail in India, which in 2010 accounted for only 9.0% of Indian retail trade, and is expected to grow at a 17.0% CAGR through 2020. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

  •
  Leverage Our Experience in International Markets to Enhance Amira Branded Penetration.  We plan to leverage the success of our third party branded products in international markets to further penetrate these and other markets with our Amira branded product offerings. From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.

  •
  Expand into New High-Growth Markets.  We expect to continue to increase our international sales, which were 66.0% of our revenue in fiscal 2012, by expanding into new high-growth markets. We plan to expand our sales into more than 25 additional countries in the next five years.

  •
  Increase Processing Capacity and Operating Efficiencies to Capture Long Term Growth Opportunities and Drive Margin Expansion.  We intend to complete construction of a state-of-the-art processing facility in Haryana, India by fiscal 2015 using some of the proceeds of this offering, which we believe will more than double our processing capacity. This will enable us to meet processing capacity demands in our business over the coming years and is also expected to drive margin expansion.

Corporate Structure

        ANFI is a newly incorporated BVI business company and currently has no business operations of its own. After the completion of this offering, all our operations will be conducted through Amira India and its subsidiaries, which we will not wholly own but expect to control through our wholly owned subsidiary, Amira Mauritius, upon the closing of the share subscription by Amira Mauritius described below, which will occur contemporaneously with the completion of this offering.

        As of the date of this prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. As described below, following the completion of this offering, Mr. Chanana and his affiliates will continue to have a direct ownership stake in Amira India.

        ANFI's wholly-owned subsidiary Amira Mauritius will enter into a share subscription agreement with Amira India immediately prior to the filing and distribution of the preliminary prospectus containing a price range for this offering, pursuant to which Amira India will agree to issue and sell to Amira Mauritius, contemporaneous with the completion of the offering, a number of its equity shares representing 85.4% of the total number of outstanding equity shares of Amira India, assuming we sell the 8,928,572 ordinary shares offered hereby at an initial public offering price of $14.00 per share, representing the mid-point of the estimated range set forth on the cover page of this prospectus. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, following the completion of the share subscription, Amira Mauritius will not wholly own but will control Amira India. The share subscription by Amira Mauritius will be funded with substantially all of the net proceeds of this offering (other than approximately $2 million to be retained by ANFI to fund its future operating expenses) and will occur contemporaneously with the completion of this offering. The actual number of equity shares of Amira India that Amira Mauritius will subscribe for will equal such net proceeds divided by the per share value of such shares, as determined using the discounted free cash flow method in accordance with Reserve Bank of India's current pricing guidelines for issuance of shares to persons resident outside India, or the RBI Price. This per share determination will be made at the signing of the subscription agreement. Amira India will use approximately $25 million of the funds it receives from the share subscription to fund the development of a new processing facility, approximately $85 million of the funds to repay outstanding indebtedness, and the remainder for working capital and other general corporate purposes.

        By structuring the transfer of substantially all of the economic interests and control of Amira India as a subscription for its shares, no existing holders of Amira India equity shares will receive any portion of the net proceeds of this offering, and therefore, based on our intended use of proceeds, we will be able to use all of these proceeds for our business.

        Following the completion of this share subscription by Amira Mauritius, Mr. Chanana and his affiliates will own 14.6% of the equity shares of Amira India and 70.2% of ANFI directly, giving them an effective economic interest in Amira India of 74.6% (assuming completion of the purchase by Mr. Chanana of 11.6% of the outstanding equity shares of Amira India prior to or upon the completion of this offering, as discussed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Corporate Reorganization—Ownership of Amira India"). As a result, an investor's ownership of us following consummation of this offering will represent a smaller corresponding indirect ownership in Amira India. An increase in the assumed initial public offering price of $1.00 will increase Amira Mauritius' ownership of Amira India by 0.9% and a decrease in the assumed initial public offering price of $1.00 will decrease Amira Mauritius' ownership of Amira India by 1.0%, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. A one million share increase in the number of shares offered by us in this offering would increase Amira Mauritius' ownership of Amira India by 1.3% and a one million share decrease in the number of shares offered by us in this offering would decrease Amira Mauritius' ownership of Amira India by 1.6%.

        The diagram below illustrates our corporate structure upon the completion of this offering assuming an initial public offering price of $14.00 per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus, and Amira Mauritius' subscription for equity shares representing 85.4% of the total number of outstanding equity shares of Amira India. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to an exchange agreement. For more information about the corporate reorganization that will occur contemporaneously with the completion of this offering, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Corporate Reorganization."

(1)
The directors of ANFI are Karan A. Chanana, Bimal Kishore Raizada, Sanjay Chanana, Neal Cravens and Daniel Malina. The officers of ANFI are Mr. Chanana, Chief Executive Officer, Ritesh Suneja, Chief Financial Officer and Protik Guha, Chief Operating Officer.

(2)
The directors of Amira India are Karan A. Chanana, Anita Daing, Anil Gupta, Rahul Sood and Shyam Poddar. The officers of Amira India are Mr. Chanana, Chairman, Protik Guha, Chief Executive Officer, and Ritesh Suneja, Chief Financial Officer. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India will be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Upon the completion of this offering and the concurrent share subscription, a majority of the equity shares of Amira India will be owned by Amira Mauritius, so ANFI, as the sole shareholder of Amira Mauritius, will have the ability to elect all of the directors of Amira India.

(3)
Assumes the completion of the purchase by Karan A. Chanana of 11.6% of the outstanding equity shares of Amira India prior to or upon the completion of this offering, as discussed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Corporate Reorganization—Ownership of Amira India."

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have irrevocably elected not to avail ourselves of this exemption. Furthermore, we are not

 The Offering

Ordinary shares offered by us	8,928,572 ordinary shares (or 10,267,858 ordinary shares if the underwriters exercise their over-allotment option in full)
Ordinary shares to be outstanding after the offering	35,083,053 ordinary shares (or 36,422,339 ordinary shares if the underwriters exercise their over-allotment option in full).
Over-allotment

We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase an additional 1,339,286 ordinary shares to cover over-allotments of ordinary shares, if any.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $112 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (including the consulting fee being paid to our consultant as described in "Underwriting"). We intend to use approximately $110 million of the net proceeds to fund the purchase of equity shares of Amira India pursuant to the subscription agreement contemporaneously with the completion of this offering, of which Amira India will use approximately $25 million to partially fund the development of a new processing facility and $85 million to repay a portion of the indebtedness under our secured revolving credit facilities. We intend to retain $2 million to fund future operating expenses of ANFI through 2015. For more information, see "Use of Proceeds."

Risk factors

Investment in our ordinary shares involves a high degree of risk. See "Risk Factors" in this prospectus beginning on page 12 for a discussion of risks and uncertainties that you should consider in evaluating an investment in our securities.

Proposed New York Stock Exchange symbol	We have applied to list our ordinary shares on the New York Stock Exchange under the symbol "ANFI."

        Except as otherwise indicated or the context otherwise requires, throughout this prospectus the number of ordinary shares shown to be outstanding after this offering and other share-related information is based on ordinary shares outstanding as of June 30, 2012, and:

  •
  our sale of ordinary shares in this offering;

  •
  the effectiveness of a 210.15-for-one stock split, in the form of a share dividend, of our ordinary shares; and

  •
  the exchange by the shareholders of Amira India of all their Amira India equity shares for our ordinary shares pursuant to the exchange agreement at the initial ratio of 2.53 for one.

        Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase additional ordinary shares.

 Summary Consolidated Financial Information

        The following summary financial information has been derived from our consolidated financial statements included elsewhere in this prospectus, which reflect the financial data of A mira India, our predecessor. Following the consummation of this offering and the use of proceeds therefrom, we will own 85.4% of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately 14.6% of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

        The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	For the Year Ended March 31,			For the Three Months Ended June 30,
	2010	2011	2012	2011	2012
Income Statements Data
Revenue	$201,663,883	$255,011,121	$328,979,799	$67,129,350	$80,171,804
Other income	1,834,506	2,147,141	637,383	228,998	51,399
Cost of material	(210,580,278)	(234,707,437)	(270,259,623)	(63,693,752)	(36,778,793)
Change in inventory of finished goods	37,612,653	28,688,934	6,667,730	8,272,555	(29,108,552)
Personnel expenses	(1,925,734)	(2,413,584)	(2,844,454)	(634,423)	(804,681)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)	(539,006)	(460,898)
Freight, forwarding and handling expenses	(5,282,320)	(10,775,383)	(13,990,863)	(2,371,268)	(2,724,280)
Other expenses	(7,282,069)	(9,771,151)	(10,568,202)	(2,184,759)	(2,912,313)
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)	(5,393,092)	(5,338,500)
Finance income	72,770	164,853	303,036	42,358	109,167
Other financial items	5,392,277	2,607,924	1,032,599	1,539,688	2,269,416
Profit before tax	7,990,140	9,359,925	$16,081,660	2,396,649	4,473,769
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)	(682,462)	(1,201,915)
Profit after tax(1)	$5,222,606	$6,411,649	$11,944,238	$1,714,187	$3,271,854
Pro forma basic and diluted earnings per share(2)	$0.15	$0.18	$0.34	$0.05	$0.09
Other Financial Data
EBITDA(3)	$21,505,688	$30,952,418	$39,957,405	$8,328,747	$10,273,167

	For the Year Ended March 31, 2012	For the Three Months Ended June 30, 2012
	Actual	Actual	Pro Forma(2)	Pro Forma As Adjusted(4)
Statements of Financial Position Data
Cash and cash equivalents	$8,368,256	$3,646,864	$3,646,864	$31,125,125
Total current assets	205,591,141	191,242,380	191,242,380	218,720,641
Total assets	232,052,837	215,654,983	215,654,983	243,133,244
Total equity	45,684,469	39,146,147	39,146,147	151,146,147
Total debt	141,755,853	143,582,760	143,582,760	59,061,021
Total liabilities	186,368,368	176,508,836	176,508,836	91,987,097
Total equity and liabilities	232,052,837	215,654,983	215,654,983	243,133,244

(1)
Following the consummation of this offering and the use of proceeds therefrom, we will own 85.4% of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately 14.6% of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

(2)
Pro forma figures reflect the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $2 million to be retained by ANFI to fund its future operating expenses), to bring Amira India under the control of ANFI, resulting in a reorganization of entities under common control, and the effectiveness of a 210.15-for-one stock split of our ordinary shares, each of which will occur substantially contemporaneously with the completion of this offering. A reorganization involving entities under common control is outside the scope of IFRS 3, and there is no other authoritative guidance under IFRS for accounting of similar transactions. Accordingly, management is required to use its judgment to develop an accounting policy that is relevant and reliable, in accordance with paragraph 12 of International Accounting Standard, or IAS, 8. Management intends to apply the pooling of interest method to account for this reorganization on the completion of this offering. This method is also prescribed under U.S. GAAP for the reorganization of entities under common control.

(3)
The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit after tax plus finance costs, income tax expense and depreciation and amortization. For more information, see "Non-IFRS Financial Measure" under "Management's Discussion and Analysis of Financial Condition."

(4)
Pro forma as adjusted figures reflect our sale of ordinary shares in this offering and the application of the net proceeds as described under "Use of Proceeds."

  Our operations and growth plans may be affected by the general availability of paddy, which can be reduced by adverse weather, disease and pests and overfarming of farmland.

        Although Basmati rice is not entirely dependent upon a successful monsoon, Basmati and other paddy production can be harmed by the consistent failure of monsoons in India, extreme flooding or by other natural calamities or adverse weather. There is also the possibility that farmers currently growing paddy may shift their efforts toward the production of other crops, resulting in a drop in paddy production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, leaf blight, sheath blight, smut, blast, rice tango virus and stern borer are the major pests that affect our suppliers' production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. In addition, the continued use of intensive irrigated rice-based cropping systems in producing Basmati paddy may cause deterioration of soil health and productivity. Any of these risks can impact the availability and current and future cost of paddy. The future growth of our business is dependent upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements, and our failure to do so would harm our business, results of operations and financial condition.

  Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

        India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and we may be affected by natural disasters in the future.

  Our proposed development of a new processing facility is subject to various risks and it may not be completed as planned or on schedule.

        As part of our growth strategy, we intend to use approximately $25 million from the net proceeds of this offering and $64 million in total over the next three years to develop a new processing facility in India. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to a lack of required equipment, permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, and increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans. If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

        The courts of the BVI or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in the BVI or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and the BVI providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which BVI or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in the BVI or Indian courts if contrary to public policy in the BVI or India (as the case may be). Because judgments of United States courts are not automatically enforceable in the BVI or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. For more information, see "Enforceability of Civil Liabilities."

  The price of our ordinary shares will fluctuate and you may not be able to sell your ordinary shares at or above the initial public offering price.

        Before this initial public offering, there was no public market for our ordinary shares. An active public market for our ordinary shares may not develop, and the market price of our ordinary shares may decline below the initial public offering price. The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. You may not be able to resell your ordinary shares at a price that is attractive to you. In addition, the market price of our ordinary shares could fluctuate significantly after this offering. In recent years, the stock market has experienced significant volatility. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from other business concerns.

  You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

        The initial public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to this offering. Accordingly, if you purchase our ordinary shares in this offering, you will incur immediate dilution of approximately $9.70 in the net tangible book value per ordinary share from the price you pay for our ordinary shares, representing the difference between (1) the assumed initial public offering price of $14.00 per ordinary share (the mid-point of the estimated offering price range set forth in the front cover of this prospectus) and (2) the pro forma net tangible book value per ordinary share of $4.30 at June 30, 2012 after giving effect to this offering. For more information, see "Dilution."

  We may not pay any cash dividends on our ordinary shares.

        We have not paid dividends on any of our ordinary shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases.

        In addition, our ability and decisions whether to pay dividends in the future will depend on our earnings, financial condition and capital requirements. Dividends distributed by us will attract dividend distribution tax at rates applicable from time to time. We may not generate sufficient income to cover our operating expenses and pay dividends to our shareholders, or at all. Since we will conduct substantially all our operations through Amira India, our ability to pay dividends may depend on the availability of dividends from Amira India, and its credit facilities preclude it from paying cash dividends without the consent of certain lenders. A portion of any dividend paid by Amira India will not go to us but rather to Mr. Karan A. Chanana and his affiliates. Our ability to pay dividends also could be restricted under financing arrangements that we may enter into in the future and we may be required to obtain the approval of lenders in the event we are in default of our repayment obligations. We may be unable to pay dividends in the near or medium term, and our future dividend policy will depend on our capital requirements, financing arrangements, results of operations and financial condition.

  Future issuances of our ordinary or preferred shares may cause a dilution in your shareholding and restrictions agreed to as part of debt financing arrangements may place restrictions on our operations.

        We may be required to raise additional funding to meet our working capital, capital expenditure requirements for our planned long term capital needs, or to fund future acquisitions. If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. Our memorandum and articles of association authorizes the issuance of an unlimited number of ordinary shares and preferred shares without the need for shareholder approval. We may issue a substantial number of additional ordinary shares, which may significantly dilute the equity interests of investors in this offering who will not have pre-emptive rights with respect to such an issuance, subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares, or harm prevailing market prices for our ordinary shares.

        Alternatively, if such funding requirements are met by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

  •
  limit our ability to pay dividends or require us to seek consents for the payment of dividends;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to pursue our business strategies;

  •
  require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

  •
  limit our flexibility in planning for, or reacting to, changes in our business and our industry.

  Future sales of shares by existing shareholders could cause our stock price to decline.

        If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these ordinary shares or the availability of these ordinary shares for sale will have on the market price of our ordinary shares. Based on 26,154,481 ordinary shares outstanding as of June 30, 2012, upon the completion of this offering, we will have outstanding 35,083,053 ordinary shares, in each case including any ANFI ordinary shares to be issued upon the exchange by the shareholders of Amira India of all their Amira India equity shares pursuant to the exchange agreement.

Of these shares, 8,928,572 ordinary shares, plus any shares sold pursuant to the underwriters' option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and principal shareholders have executed lock-up agreements preventing them from selling any ordinary shares held by them prior to this offering that they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section titled "Underwriting." UBS Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion, permit our officers, directors and current shareholders to sell shares prior to the expiration of these lock-up agreements.

        After the lock-up agreements pertaining to this offering expire, an additional 21,015,000 shares (excluding our ordinary shares issuable pursuant to the exchange agreement) will be eligible for sale in the public market in accordance with and subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, 4,046,927 shares reserved for future issuance under our 2012 Omnibus Incentive Plan and 5,139,481 shares issuable upon the exchange by the shareholders of Amira India of all their Amira India equity shares pursuant to the exchange agreement will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If our existing shareholders sell substantial amounts of our ordinary shares in the public market, or if the public perceives that such sales could occur, this could significantly harm the market price of our ordinary shares, even if there is no relationship between such sales and the performance of our business.

  Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that ANFI is incorporated in the BVI. As a result, the rights of shareholders may be limited.

        BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature.

  Our right to issue preferred shares could make a third party acquisition of us difficult.

        Our memorandum and articles of association permits our board of directors to issue preferred shares in one or more series and designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion and without shareholder approval. If issued, the rights, preferences, designations and limitations of the preferred shares could operate to the disadvantage of the outstanding ordinary shares and the holders of the ordinary would not have any pre-emption rights with respect to such issuance. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers.

  If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, our stock price and trading volume could decline.

        The trading market for our ordinary shares will rely in part on the research and reports that securities and industry research analysts publish about us, our industry and our business. We do not have any control over these analysts. Our stock price and trading volumes could decline if one or more securities or industry analysts downgrade our ordinary shares, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

 USE OF PROCEEDS

        We estimate that our proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us (including the consulting fee being paid to our consultant as described in "Underwriting") will be approximately $112 million (or approximately $129 million if the underwriters exercise their over-allotment option in full), based on an initial offering price of $14.00 per share, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A one million share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us by approximately $13 million.

        We intend to use $110 million of net proceeds to fund the purchase by Amira Mauritius of equity shares of Amira India pursuant to the share subscription agreement, which will occur contemporaneously with the completion of this offering, and to retain $2 million to fund future operating expenses of ANFI through 2015.

        Net proceeds of $110 million to be received by Amira India pursuant to the share subscription agreement are intended to be used as follows:

  •
  $25 million to partially fund the development of a new processing facility; and

  •
  $85 million to repay a portion of the indebtedness under our secured revolving credit facilities.

        Upon repayment of our secured revolving credit facilities, we do not plan to immediately draw down on our credit facilities.

        The weighted average interest rates under our outstanding secured revolving credit facilities for each of the years ended March 31, 2010, 2011 and 2012 and the three months ended June 30, 2012 were as follows:

Interest	March 31, 2010	March 31, 2011	March 31, 2012	June 30, 2012
Floating Rates of Interest	10.4%	10.6%	12.5%	12.71%

        Our outstanding secured revolving credit facilities mature within one year. In the past year, we have used our revolving credit under such facilities to purchase paddy and other raw materials. As of June 30, 2012, an aggregate of $101.3 million of debt under such facilities was outstanding.

        Other than the amounts to be used to partially fund the development of a new processing facility and repay our outstanding secured revolving credit facilities, we have not yet determined the exact amount of the net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the remaining net proceeds from this offering. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Pending their use, we intend to invest our net proceeds from this offering primarily in short term, investment grade, interest-bearing instruments.

 CAPITALIZATION

        The following table sets forth our cash position as well as our capitalization as of June 30, 2012 on:

  •
  an actual basis (reflecting the capitalization of Amira India, our predecessor);

  •
  on a pro forma basis to reflect the following transactions that will occur substantially contemporaneously with the completion of this offering:

  •
  the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $2 million to be retained by ANFI to fund its future operating expenses);

  •
  the effectiveness of a 210.15-for-one stock split of our ordinary shares; and

  •
  the amendment of our memorandum and articles of association.

  •
  on a pro forma as adjusted basis to further reflect:

  •
  our sale of 8,928,572 ordinary shares in this offering at an assumed initial public offering price of $14.00 per share, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus; and

  •
  the application of the net proceeds therefrom by Amira India following the share subscription described above;

    in the case of such pro forma as adjusted basis, as if such transactions had occurred on June 30, 2012.

        You should read this table in conjunction with our consolidated financial statements and notes thereto included in this prospectus, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$3,646,864	$3,646,864	$31,125,125

Total liabilities(1)	176,508,836	176,508,836	91,987,097
Share capital (12,979,975 ordinary shares issued and outstanding, actual; 26,154,481 ordinary shares issued and outstanding, pro forma; 35,083,053 ordinary shares issued and outstanding, as adjusted)	2,546,542	2,546,542	114,546,542
Securities premium	8,757,683	8,757,683	8,757,683
Reserve for available for sale financial assets	(41,362)	(41,362)	(41,362)
Currency translation reserve	(5,313,139)	(5,313,139)	(5,313,139)
Cash flow hedges	(6,907,096)	(6,907,096)	(6,907,096)
Actuarial gain/(loss) reserve	12,380	12,380	12,380
Capital redemption reserve	385,983	385,983	385,983
Retained earnings	39,705,156	39,705,156	39,705,156
Total equity attributable to shareholders	39,146,147	39,146,147	151,146,147

Total capitalization	$215,654,983	215,654,983	243,133,244

(1)
Total liabilities includes both non-current liabilities of $8,579,379 and current liabilities of $167,929,457.

        A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) share capital and total capitalization by $8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A one million share increase (decrease) in the number of shares sold by us in this offering would increase (decrease) share capital and total capitalization by approximately $13 million, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

 DILUTION

        Our pro forma net tangible book value as of June 30, 2012 was approximately $38.8 million, or approximately $1.48 per ordinary share. "Pro forma net tangible book value per share" represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding, after giving retroactive effect to our planned corporate reorganization which will take place upon the closing of this offering.

        Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering. Our pro forma net tangible book value as of June 30, 2012 would have been approximately $150.8 million, or approximately $4.30 per ordinary share, after giving effect to the sale of the ordinary shares being offered and deducting underwriting discounts and commissions and the estimated offering expenses.

        This represents an immediate increase in pro forma net tangible book value of $2.81 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $9.70 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	$14.00
Pro forma net tangible book value per ordinary share as of June 30, 2012	$1.48
Increase in pro forma net tangible book value per ordinary share attributable to price paid by new investors	$2.81
Pro forma net tangible book value per ordinary share after this offering	$4.30
Dilution in pro forma net tangible book value per ordinary share to new investors in this offering	$9.70

        The following table summarizes on a pro forma basis the differences as of June 30, 2012 between the shareholders as of June 30, 2012, at our most recent fiscal quarter end, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary shares purchased				Total consideration	Average price per ordinary share
	Number		%	$	%	$
	(in thousands, except for percentages and per share data)
Existing shareholders	26,154,481	(1)	74.6	1,000	0.0	0.01
New investors	8,928,572		25.4	125,000,000	100.0	14.00
Total	35,083,053		100	125,001,000	100.0

(1)
Assumes the exchange by the shareholders of Amira India of all their Amira India equity shares for our ordinary shares pursuant to the exchange agreement at the initial ratio of 2.53 for one.

        If the underwriters' over-allotment option is exercised in full, the number of ordinary shares held by existing shareholders will be reduced to 71.8% of the total number of ordinary shares to be outstanding after this offering and the number of ordinary shares held by the new investors will be increased to 10,267,858 ordinary shares or 28.2% of the total number of ordinary shares outstanding after this offering.

        A 10% increase in the number of ordinary shares sold would decrease the number of shares held by existing shareholders as a percentage of the total number of ordinary shares outstanding after this offering by 1.9%; the number of ordinary shares held by new investors would increase by 892,857 ordinary shares or 2.5% of the total number of ordinary shares outstanding after this offering.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the following selected consolidated financial information in conjunction with our consolidated financial statements and notes thereto beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 45 in this prospectus.

        The following selected consolidated income statements data, other financial data, and statements of financial position data for fiscal 2010, 2011 and 2012 and the three months ended June 30, 2011 and 2012 are derived from our audited and interim unaudited consolidated income statements and statements of financial position included in this prospectus beginning on page F-1, which reflect the financial data of Amira India, our predecessor. Following the consummation of this offering and the use of proceeds therefrom, we will own 85.4% of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately 14.6% of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

        We have prepared our consolidated financial statements in accordance with IFRS as issued by IASB. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	For the Year Ended March 31,			For the Three Months Ended June 30,
	2010	2011	2012	2011	2012
Income Statements Data
Revenue	$201,663,883	$255,011,121	$328,979,799	$67,129,350	$80,171,804
Other income	1,834,506	2,147,141	637,383	228,998	51,399
Cost of material	(210,580,278)	(234,707,437)	(270,259,623)	(63,693,752)	(36,778,793)
Change in inventory of finished goods	37,612,653	28,688,934	6,667,730	8,272,555	(29,108,552)
Personnel expenses	(1,925,734)	(2,413,584)	(2,844,454)	(634,423)	(804,681)
Depreciation and amortization	(844,626)	(1,915,934)	(2,089,738)	(539,006)	(460,898)
Freight, forwarding and handling expenses	(5,282,320)	(10,775,383)	(13,990,863)	(2,371,268)	(2,724,280)
Other expenses	(7,282,069)	(9,771,151)	(10,568,202)	(2,184,759)	(2,912,313)
Finance costs	(12,670,922)	(19,676,559)	(21,786,007)	(5,393,092)	(5,338,500)
Finance income	72,770	164,853	303,036	42,358	109,167
Other financial items	5,392,277	2,607,924	1,032,599	1,539,688	2,269,416
Profit before tax	7,990,140	9,359,925	16,081,660	2,396,649	4,473,768
Income tax expense	(2,767,534)	(2,948,276)	(4,137,422)	(682,462)	(1,201,915)
Profit after tax(1)	$5,222,606	$6,411,649	$11,944,238	$1,714,187	$3,271,854
Pro forma basic and diluted earnings per share(2)	0.15	0.18	0.34	0.05	0.09
Other Financial Data
EBITDA(3)	$21,505,687	$30,952,419	$39,957,405	$8,328,747	$10,273,167

	For the Year Ended March 31, 2012	For the Three Months Ended June 30, 2012
	Actual	Actual	Pro Forma(2)	Pro Forma As Adjusted(4)
Statements of Financial Position Data
Cash and cash equivalents	$8,368,256	$3,646,864	$3,646,864	$31,125,125
Total current assets	205,591,141	191,242,380	191,242,380	218,720,641
Total assets	232,052,837	215,654,983	215,654,983	243,133,244
Total equity	45,684,469	39,146,147	39,146,147	151,146,147
Total debt	141,755,853	143,582,760	143,582,760	59,061,021
Total liabilities	186,368,368	176,508,836	176,508,836	91,987,097
Total equity and liabilities	$232,052,837	$215,654,983	$215,654,983	243,133,244

(1)
Following the consummation of this offering and the use of proceeds therefrom, we will own 85.4% of Amira India and will consolidate its financial results into ours. As a result, following the consummation of this offering, the remaining approximately 14.6% of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

(2)
Pro forma figures reflect the share subscription by Amira Mauritius with substantially all of the net proceeds of this offering (other than approximately $2 million to be retained by ANFI to fund its future operating expenses) to bring Amira India under the control of ANFI, resulting in a reorganization of entities under common control, and the effectiveness of a 210.15 for-one stock split of our ordinary shares, each of which will occur substantially contemporaneously with the completion of this offering. A reorganization involving entities under common control is outside the scope of IFRS 3, and there is no other authoritative guidance under IFRS for accounting of similar transactions. Accordingly, management is required to use its judgment to develop an accounting policy that is relevant and reliable, in accordance with paragraph 12 of IAS 8. Management intends to apply the pooling of interest method to account for this reorganization on the completion of this offering. This method is also prescribed under U.S. GAAP for the reorganization of entities under common control.

(3)
The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit after tax plus finance costs, income tax expense and depreciation and amortization. For more information, see "Non-IFRS Financial Measure" under "Management's Discussion and Analysis of Financial Condition."

(4)
Pro forma as adjusted figures reflect our sale of ordinary shares in this offering and the application of the net proceeds as described under "Use of Proceeds."

        As of August 31, 2012, we had 60 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 45 of them are focused on sales and marketing to the Indian market, and 15 of them are focused on sales and marketing internationally. We plan to open additional company-owned distribution centers in 15 major cities in India to target modern trade retailers, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

        We believe we have strong relationships with a network of large distributors. As of August 31, 2012, we had 77 distributors across India and 23 international distributors. In order to further increase our Indian and international revenue, particularly for our branded products in India, we have recently entered into arrangements with leading retail chains for the distribution of our Amira branded products, including Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer's Retail, Star Bazaar (Tesco in India) and Total in India, and Carrefour, Costco, Jetro Restaurant Depot, Lulu's and Smart & Final globally. We sell our third party branded products to many large international and regional customers, such as Indonesia's Business State Logistics Agency (Bulog), Platinum Corp. FZE and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks.

Corporate Reorganization

  General

        ANFI is a newly incorporated BVI business company and currently has no business operations of its own. After the completion of this offering, all our operations will be conducted through Amira India and its subsidiaries, which we will not wholly own but expect to control through our wholly owned subsidiary, Amira Mauritius, upon the closing of the share subscription by Amira Mauritius described below, which will occur contemporaneously with the completion of this offering.

  Ownership of Amira India

        As of the date of this prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. On May 1, 2012, Mr. Chanana, in his individual capacity, entered into an agreement with the holder of the remaining 11.6% of the equity shares of Amira India to purchase such shares. This agreement provides that this purchase will be effected when Indian regulatory approval for the purchase is obtained, which may be before or after the completion of the offering. Following such purchase, Mr. Chanana and his affiliates will be the only shareholders of Amira India other than Amira Mauritius. The price per Amira India share that Mr. Chanana will pay was negotiated on arm's length terms and will be substantially similar to the subscription price paid by Amira Mauritius for the Amira India shares as provided in the subscription agreement described below. Following the completion of this offering, Mr. Chanana and his affiliates will continue to have a direct minority ownership stake in Amira India.

  Subscription Agreement for Purchase of Amira India Shares upon the Completion of the Offering

        ANFI's wholly-owned subsidiary Amira Mauritius will enter into a share subscription agreement with Amira India immediately prior to the filing and distribution of the preliminary prospectus containing a price range for this offering, pursuant to which Amira India will agree to issue and sell to Amira Mauritius, contemporaneous with the completion of the offering, a number of its equity shares representing 85.4% of the total number of outstanding equity shares of Amira India, assuming we sell the 8,928,572 ordinary shares offered hereby at an initial public offering price of $14.00 per share, representing the mid-point of the estimated range set forth on the cover page of this prospectus. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, following the completion of the share subscription, Amira Mauritius will not wholly own but will control Amira India. The share subscription by Amira Mauritius will be funded with substantially all of the net proceeds of this offering (other than approximately $2 million to be retained by ANFI to fund its future operating expenses) and will occur contemporaneously with the completion of this offering. The actual number of equity shares of Amira India that Amira Mauritius will subscribe for will equal such net proceeds divided by the per share value of such shares, as determined using the discounted free cash flow method in accordance with Reserve Bank of India's current pricing guidelines for issuance of shares to persons resident outside India, or the RBI Price. This per share determination will be made at the signing of the subscription agreement. Amira India will use approximately $25 million of the funds it receives from the share subscription to fund the development of a new processing facility, approximately $85 million of the funds to repay outstanding indebtedness, and the remainder for working capital and other general corporate purposes.

        By structuring the transfer of substantially all of the economic interests and control of Amira India as a subscription for its shares, no existing holders of Amira India equity shares will receive any portion of the net proceeds of this offering, and therefore, based on our intended use of proceeds, we will be able to use all of these proceeds for our business.

  Chanana's Ownership of ANFI and Amira India

        Prior to the offering, Mr. Chanana is the sole shareholder of ANFI. Assuming Indian regulatory approval is obtained and Mr. Chanana completes his purchase of 11.6% of the equity shares of Amira India prior to the completion of this offering, and following a 210.15-for-one forward split of our ordinary shares effected by a share dividend immediately prior to the completion of this offering and the completion of the share subscription by Amira Mauritius, Mr. Chanana will own 70.2% of ANFI and Mr. Chanana and his affiliates will own 14.6% of the equity shares of Amira India directly, giving them an effective economic interest in Amira India of 74.6% following this offering. In the event that Indian regulatory approval for Mr. Chanana's purchase of 11.6% of the equity shares of Amira India is not obtained prior to the completion of this offering, Mr. Chanana will own 70.2% of ANFI and Mr. Chanana and his affiliates will own 12.9% of the equity shares of Amira India directly, giving them an effective economic interest in Amira India of 72.9% pending receipt of such approval. The value of Mr. Chanana's ordinary shares of ANFI, including the shares issuable to him under the exchange agreement, will equal the valuation of ANFI prior to the completion of this offering, but assuming the completion of the share subscription by Amira Mauritius. Such valuation will be determined by negotiation between us and the underwriters as described in "Underwriting—Determination of Offering Price." As a result, an investor's ownership in us following the completion of this offering will represent a smaller corresponding indirect ownership interest of Amira India.

  Closing and Over-Allotment Option

        After we have filed and distributed the preliminary prospectus containing a price range, we will commence public solicitation of investors for this offering. Then, after the registration statement of which this prospectus forms a part is declared effective by the SEC, we and the underwriters will determine the proposed initial public offering price of our ordinary shares and sign the underwriting agreement, and our ordinary shares will commence trading on the New York Stock Exchange. In the event we raise less than the amount required to fund a subscription by Amira Mauritius which conveys control over Amira India pursuant to this offering, we will not complete the offering. Assuming we raise at least this amount, we expect to complete this offering three business days after the commencement of trading and in any event no later than four business days after the effective date of the registration statement of which this prospectus forms a part. In the event the underwriters exercise the over-allotment option to purchase up to an additional 1,339,286 shares in this offering, we will use such funds to subscribe for additional Amira India shares in accordance with permissible Indian laws and regulations.

  Governance of Amira Mauritius and Amira India

        Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius' organizational documents, the board of directors of Amira Mauritius shall be elected by shareholders of Amira Mauritius holding a majority of its equity shares at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the board of directors of Amira Mauritius consists of Karan A. Chanana, Sattar Hajee Abdoula and Yuvraj Thacoor. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India shall be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Upon the completion of this offering and the concurrent share subscription, a majority of the equity shares of Amira India will be owned by Amira Mauritius and the board of directors of Amira India will consist of Karan A. Chanana, Anita Daing, Anil Gupta, Shyam Poddar and Rahul Sood.

  Exchange Agreement and Right of First Refusal

        We will also enter into an exchange agreement contemporaneous with the execution of the share subscription agreement, under which the shareholders of Amira India prior to the Amira Mauritius subscription, or the India Shareholders, will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of their Amira India equity shares for ANFI ordinary shares at an initial ratio of 2.53 for one, or, at our option, cash, on the last day of each fiscal quarter. The exchange ratio is subject to adjustment by the Board of Directors of ANFI, upon an India Shareholder's exercise of such right to exchange, in order that the exchange ratio accurately represents the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries. The purpose of the exchange agreement is to provide the terms upon which these equity shares may eventually be converted into ordinary shares of ANFI at the option of the India Shareholders and to give us the flexibility to convert these Amira India equity shares into ANFI ordinary shares prior to a change of control in order to increase the returns of our shareholders in the change of control.

        If we choose to satisfy the exchange in cash, the price per Amira India ordinary share will be equal to the volume weighted average price per share on the exchange upon which ANFI ordinary stock is listed for the 15 trading days preceding the delivery of the put notice, or the exchange price.

        In addition, upon a change of control, we will have the right to exchange all Amira India equity shares held by the India Shareholders for: (1) ordinary shares of ANFI on a 2.53 for one basis, or, at our option, (2) cash in an amount equal to the per share consideration offered to the target parties in the change of control transaction. As defined in the exchange agreement, a "change of control" refers to any:

  •
  merger, consolidation or other business combination of ANFI, Amira Mauritius Amira India or any of ANFI's subsidiaries that, individually or as a group, represent all or substantially all of the consolidated business of ANFI or Amira India at that time, or any of their successors or other entities that own or hold substantially all the assets of ANFI, Amira Mauritius or Amira India and their respective subsidiaries, or the "Amira Business," that results in the shareholders or other equity holders of ANFI, Amira Mauritius, Amira India or the Amira Business, as the case may be, holding, directly or indirectly, less than fifty percent (50%) of the voting power of ANFI, Amira Mauritius, Amira India or the Amira Business, as applicable,

  •
  any transfer, in one or a series of related transactions, of (1) with respect to ANFI or any successor or other entity owning or holding substantially all the assets of ANFI, ordinary shares (or other equity interests) representing of 50% or more of the voting power of ANFI, or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (2) with respect to Amira Mauritius or any successor or other entity owning or holding substantially all the assets of Amira Mauritius, equity interests representing 50% or more of the voting power of Amira Mauritius or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (3) with respect to Amira India or any successor or other entity owning or holding substantially all of the assets of Amira India, equity shares representing 50% or more of the voting power of Amira India or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), other than the issuance of equity shares of Amira India to Amira Mauritius in accordance with the terms of the subscription agreement, or (4) with respect to the Amira Business, equity shares representing 50% or more of the voting power of the entities constituting the Amira Business, to a person or group (other than ANFI or any of its controlled subsidiaries), or

  •
  the sale or other disposition, in one or a series of related transactions, of all or substantially all of the assets of ANFI, Amira Mauritius, Amira India or the Amira Business.

        Any exchange of shares under the exchange agreement will be subject to receipt of prior approval of Indian regulatory authorities. Further, any acquisition of Amira India's equity shares by ANFI or Amira Mauritius from the India Shareholders, by exchange or in cash, must comply with applicable pricing guidelines issued by the Reserve Bank of India from time to time, and under current regulations, cannot be at a price lower than the RBI Price.

        The exchange agreement will also provide ANFI and Amira Mauritius a right of first refusal to purchase equity shares of Amira India that Mr. Chanana and his affiliates that own equity shares of Amira India propose to transfer to any person, at the same price and on the same terms and conditions as those offered to the proposed transferee, subject to customary exceptions for estate planning purposes.

  Our Organizational Structure After Completion of this Offering

The diagram below illustrates our corporate structure upon the completion of this offering assuming Mr. Chanana has completed the purchase of 11.6% of the outstanding equity shares of Amira India prior to this offering, an initial public offering price of $14.00 per share, which represents the mid-point of the estimated range set forth on the cover page of this prospectus, and Amira Mauritius' subscription for equity shares representing 85.4% of the total number of outstanding equity shares of Amira India. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the exchange agreement.

(1)
The directors of ANFI are Karan A. Chanana, Bimal Kishore Raizada, Sanjay Chanana, Neal Cravens and Daniel Malina. The officers of ANFI are Mr. Chanana, Chief Executive Officer, Ritesh Suneja, Chief Financial Officer and Protik Guha, Chief Operating Officer.

(2)
The directors of Amira India are Karan A. Chanana, Anita Daing, Anil Gupta, Rahul Sood and Shyam Poddar. The officers of Amira India are Mr. Chanana, Chairman, Protik Guha, Chief Executive Officer, and Ritesh Suneja, Chief Financial Officer. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India will be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Upon the completion of this offering and the concurrent share subscription, a majority of the equity shares of Amira India will be owned by Amira Mauritius, so ANFI, as the sole shareholder of Amira Mauritius, will have the ability to elect all of the directors of Amira India.

(3)
Assumes the completion of the purchase by Karan A. Chanana of 11.6% of the outstanding equity shares of Amira India prior to or upon the completion of this offering, as discussed more fully in "—Ownership of Amira India" above.

        A $1.00 increase in the assumed initial public offering price of $14.00 will increase Amira Mauritius' ownership of Amira India by 0.9% and a decrease in the assumed initial public offering price of $1.00 will decrease Amira Mauritius' ownership of Amira India by 1.0%, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. A one million share increase in the number of shares offered by us in this offering would increase Amira Mauritius' ownership of Amira India by 1.3% and a one million share decrease in the number of shares offered by us in this offering would decrease Amira Mauritius' ownership of Amira India by 1.6%.

        Following the completion of this offering and the use of proceeds therefrom, we will own 85.4% of Amira India and will consolidate its financial results into ours. As a result, following the completion of this offering, the remaining approximately 14.6% of Amira India that will not be indirectly owned by ANFI will be reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI will be reduced by a corresponding percentage.

Factors Affecting our Results of Operations

        Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

  Demand for Basmati rice

        In fiscal 2010, 2011 and 2012, we derived 80.8%, 61.0% and 69.8% of our revenue from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing. Consumption of Basmati rice in India is estimated to have grown at a CAGR of 25.0% to 1.5 million metric tons in fiscal 2011 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL Research. Indian Basmati rice exports grew at a CAGR of 20.2% by volume between fiscal 2007 and 2011. However, any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

  Demand for our products in our international markets

        In fiscal 2010, 2011 and 2012, our revenue from international sales was $107.6 million, $157.7 million and $217.0 million, respectively, and accounted for 53.4%, 61.9% and 66.0%, respectively, of our revenue in these periods. We sold our products to customers in over 40 countries and significant portions of our international sales were to Asia Pacific, EMEA and North America.

Region	FY 2010	FY 2011	FY 2012
	(Amount in $ million)
EMEA	80.2	77.1	165.5
Asia Pacific	26.8	78.4	47.1
North America	0.6	2.2	4.4

Total	107.6	157.7	217.0

        We plan to expand our international operations into additional countries in the near future. Our international sales are dependent on general economic conditions in our various international markets and regulatory policies and governmental initiatives of these jurisdictions relating to the import of Basmati rice and our other products from India. Over the last decade, our relationships with key customers have led to an increase in the number as well as the size of orders, which resulted in increased revenue from international sales of Basmati rice.

  Increasing sales of Amira branded products in India and international markets

        Our Amira branded products were formally launched in 2008 and currently consist of several rice varieties and ready-to-eat snacks. We sell our branded products to retailers in India such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer's Retail, Star Bazaar (Tesco in India) and Total, and to global retailers in 25 international markets—including both emerging and developed markets- such as Carrefour, Costco, Jetro Restaurant Depot, Lulu's and Smart & Final, and through the foodservice channel.

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The Offering
Summary Consolidated Financial Information
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION